July 15, 2014

VIA EDGAR

Securities
  and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Attention: Mara Ransom
            Assistant Director

> **Re:**   **CVSL Inc.**
> **Registration Statement on Form S-1**
> **Filed May 22, 2014**
> **File No. 333-196155**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-52818**

Dear Ms. Ransom:

Thank you for your June 19, 2014 letter regarding CVSL Inc. ("CVSL"). In order to assist you in your review of CVSL's Form S-1, we hereby submit a letter responding to the comments and Amendment No. 1 to Form S-1 marked to show changes. For your convenience, we have set forth below the staff's numbered comments in their entirety followed by our responses thereto.

Registration Statement on Form S-1 filed May 22, 2014

General

1. Please add to the registration statement all information that is currently omitted and that you are not entitled to omit under Rule 430A under the Securities Act of 1933, as amended. Please provide all information required with respect to the offering price, underwriting discounts and the number of shares. Please also note that we will need adequate time to review this information once it is provided. Please further note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover.

Securities
   and Exchange Commission
July 15, 2014
Page 2

Response: The Company acknowledges the Staff's comment. We will add all of the information required by Rule 430A in future amendments to the S-1 prior to its effectiveness.

2. Please supplement your filing with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms, available on our website.

Response: The Company acknowledges the Staff's comment. All graphic, visual and photographic information that will be included in the prospectus has been included in Amendment No. 1 to the Registration Statement on Form S-1.

3. Prior to the effectiveness of this registration statement, please note we will need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no objections.

Response: The Company acknowledges the Staff's comment and will coordinate with FINRA.

4. Please clarify throughout the prospectus whether you expect to receive a determination on your application to the NYSE MKT prior to this offering. If you do not expect to receive any such determination from NYSE prior to this offering, please state so explicitly.

Response: We expect to receive a determination on our application prior to this offering; however, we expect that such determination will be subject to consummation of the offering.

Prospectus Summary, page 1

5. Please clearly disclose throughout your prospectus the business operations conducted by you prior to the acquisitions to which you refer throughout the prospectus. If you had no operations other than those conducted by Happenings Communications Group, Inc., please state this fact. Please also state clearly whether prior to the acquisitions you had any operations other than the services that you contract with Richmont Holdings to provide.

Response: The Company acknowledges the Staff's comment and has added additional disclosure to the first paragraph of the Overview Section on page 1.

6. In an appropriate place in the prospectus summary, please disclose that you are currently controlled by John Rochon and, if true, that John Rochon will continue to have effective control over you after the offering. Please also disclose that you plan to rely on the "controlled corporation" exception to the NYSE listing requirements if your shares are approved for listing on the NYSE market.

Securities
   and Exchange Commission
July 15, 2014
Page 3

Response: The Company acknowledges the Staff's comment and we have added a new paragraph to the end of the Overview section on page 2.

The Direct Selling Industry, page 2

7. Please provide us with supplemental support for the following statements used throughout the prospectus. In doing so, please disclose whether the statements are based upon management's belief, industry data, reports, articles, or any other source. If the statement is based upon management's belief, please indicate that this is the case and disclose the basis of such belief:

• "The global direct selling market is a growing $166 billion industry." (page 2, 50)

• "The U.S. portion of the direct selling industry alone exceeds $31 billion in annual sales." (page 2, 50)

• "Worldwide, more than 90 million people are estimated to participate in direct selling." (page 2, 50)

• "The three largest product categories in the United States for direct selling are health and wellness, home and family care, and services." (page 2, 50)

• "According to the World Federation of Direct Selling Associations, the four largest direct selling markets are the United States, Japan, China and Brazil, but the direct selling industry has a strong presence in every region of the world." (page 2, 50)

Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon.

Response: The Company acknowledges the Staff's comment and we have attached supporting materials.

Our Strategy, page 4

8. Please elaborate upon the "numerous connections" within the "CVSL family of companies" to which you refer on page 4.

Response: The Company acknowledges the Staff's comment and we have added additional language after the third sentence of the Consumer Cloud paragraph under the section entitled Our Strategy.

Our Business Philosophy: A Letter from the Chairman, page 5

9. Please provide the basis for your assertion on page 6 that you are "generating healthy results for [your] investors" and the results to which you are referring.

Securities
    and Exchange Commission
July 15, 2014
Page 4

Response: We based this assertion on the fact that the stock price and market capitalization of the company has increased substantially since CVSL announced its current strategy in late 2012; however we have revised the language to clarify that we are not guaranteeing future performance and that this is our goal.

The Offering, page 7

10. We note that you have excluded from the number of shares outstanding after the offering 504,813,514 shares of common stock that are issuable to Rochon Capital at Rochon's request, the timing of which is in its sole discretion. Please disclose whether these shares will also be subject to the reverse stock split that you plan to effect prior to the offering, and any insight you may have into when Rochon Capital will request the issuance of these shares. In this regard, we note that John Rochon, your Chief Executive Officer and Chairman of the Board, also controls Rochon Capital.

Response: The Company acknowledges the Staff's comment. The Exchange Agreement provides that the shares to be issued to John Rochon in the Second Tranche will be adjusted proportionately in connection with the reverse stock split. We have added language to the end of the discussion of the Second Tranche Closing to further clarify this. Please note that no specific timing has been set or is anticipated for the Second Tranche Closing.

Risk Factors, page 10

Risks Related to Our Business, page 10

We rely upon our existing cash balances, page 10

11. We note that marketable securities appear to constitute a significant amount of your current assets and that in the year ended December 31, 2013, you had a loss in your marketable securities portfolio. If material, please discuss the risks associated with any decrease in your marketable securities portfolio on your ability to fund your business.

Response: The Company acknowledges the Staff's comment and we have added a new risk factor to address the risks associated with any decrease in the Company's marketable securities portfolio.

The covenants in the existing indebtedness at one of our subsidiaries, page 11

12. We note your statement that TLC is currently in compliance with the financial and operating covenants contained in TLC's credit facility. Please disclose here, as you do on page 47, that TLC obtained a waiver for the fixed charge coverage calculation for the period ended March 31, 2014 and state, if true, that TLC was not in compliance with such covenant at March 31, 2014.

Response: The Company acknowledges the Staff's comment and we have added clarifying language to the risk factor.

Securities
   and Exchange Commission
July 15, 2014
Page 5

<u>The issuance of the shares of our common stock, page 14</u>

13. We note your statement that the issuance of shares of your common stock in accordance with the Share Exchange Agreement and the conversion of any of your Convertible Notes could have a dilutive effect on your common stock. Please clarify that any such issuances will have a dilutive effective on your common stock.

Response: The Company acknowledges the Staff's comment and we have replaced the word "may" with the word "will" in the referenced risk factor.

<u>We are dependent upon affiliated parties, page 14</u>

14. Please disclose the basis upon which Richmont Holdings is your affiliate.

Response: The Company acknowledges the Staff's comment and we have added language that discloses that Richmont Holdings is 100% owned by John P. Rochon, our Chief Executive Officer. We also have added additional language to the risk factor referenced.

<u>Each of our subsidiaries is dependent on its key personnel, page 15</u>

15. Please identify the key personnel upon which your subsidiaries are dependent. In addition, please identify any specific risks of losing such key personnel.

Response: The Company acknowledges the Staff's comment and we have added disclosure to the risk factor referenced.

<u>Challenges by private parties to the direct selling system, page 24</u>

16. Please provide additional detail in this risk factor regarding the types of legal challenges to which you refer in this section.

Response: The Company acknowledges the Staff's comment and we have added language to the end of the first sentence of the risk factor referenced.

<u>We have identified material weaknesses in our internal controls, page 25</u>

17. Please disclose the subsidiary to which you refer in this risk factor, and quantify, to the extent practicable the amount of revenues generated by such subsidiary, to put this risk factor into context.

Response: The Company acknowledges the Staff's comment and we have added language that identifies the subsidiary as The Longaberger Company.

Securities
   and Exchange Commission
July 15, 2014
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Risks Related to our Securities and This Offering, page 26

We may in the future, issue additional securities, page 29

18. Please revise the heading of this risk factor to indicate that you will issue additional securities, as it appears from your disclosure elsewhere in this prospectus that you are obligated to issue securities to Rochon Capital and Richmont Holdings at some future date.

Response: The Company acknowledges the Staff's comment and we have revised the heading to the risk factor accordingly.

Use of Proceeds, page 33

19. You disclose that you have no current agreement or commitment with respect to any acquisition as of the date of this offering. Please reconcile this statement with your disclosure on page two that you have signed a definitive acquisition agreement to acquire Golden Girls.

Response: The Company acknowledges the Staff's comment and we have revised the second sentence of the second paragraph.

Capitalization, page 35

20. Please disclose total shareholders' equity attributable to CVSL prior to the non-controlling interest in deriving total shareholders' equity consistent with your consolidated balance sheets.

Response: The Company acknowledges the Staff's comment and we have revised the Capitalization chart to include the requested line item.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

21. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note that your revenues have increased by over $80 million in the last fiscal year, but your operating losses have also increased to $16 million. Please discuss whether you expect these levels to remain consistent or if you expect them to increase or decrease. Furthermore, please discuss in reasonable detail:

• Economic or industry-wide factors relevant to your company;

• Material opportunities or challenges;

Securities
  and Exchange Commission
July 15, 2014
Page 7

Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: The Company acknowledges the Staff's comment and we have added additional disclosure.

Overview of Recently Acquired Companies and Companies to be Acquired, page 39

22. Please quantify the amount of liabilities assumed for each of the acquisitions described in this section. For example, please quantify the amount of liabilities assumed in connection with your acquisition of Your Inspiration At Home.

Response: The Company acknowledges the Staff's comment and we have added the requested disclosure.

Results of Operations for the Three Months Ended March 31, 2014 and 2013, page 41

23. We note your statements that you have not provided a comparative discussion of your results of operations for the three months ended March 31, 2014 and 2013, or for years ended December 31, 2013 and December 31, 2012 because "such comparison[s] would not be meaningful on a quantitative or qualitative basis." Please provide your analysis as to why you are not required to provide such comparisons under Item 303 of Regulation S-K. We may have further comment upon reviewing your response.

Response: The Company acknowledges the Staff's comment and we have revised our disclosure to include a comparative discussion of our results of operations for the three months ended March 31, 2014 and 2013, and for years ended December 31, 2013 and December 31, 2012.

24. For each period for which you present your results of operations, please quantify the impact of each significant factor that has impacted your results of operations. For example, please quantify the impact of any acquisition that has materially impacted your results of operations. We may have further comment upon reviewing your response.

Response: The Company acknowledges the Staff's comment and we have added additional disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, page 43

25. We note disclosure throughout your prospectus regarding your plans to expand into additional product and geographic markets, and your disclosure regarding your plans for additional acquisitions. Please disclose your plans for funding such expansion and acquisitions. Please refer to Item 303(a)(1) of Regulation S-K.

Securities
  and Exchange Commission
July 15, 2014
Page 8

Response: The Company acknowledges the Staff's comment and we have added language that we expect to fund any large acquisitions from a combination of the proceeds of this offering and other potential public offerings of equity as well as debt financing.

Business, page 49

26. Please disclose the year in which you were organized and your form of organization, as well as any material reclassifications or changes in your business over the past five years as required by Items 101(h)(1) and 101(h)(3) of Regulation S-K.

Response: The Company acknowledges the Staff's comment and we have added a paragraph under a subsection entitled Our History that includes the requested disclosure.

Overview, page 50

27. We note your statement on page 50 that each company that you acquire "maintains its own unique identity, sales force, leadership, brand and culture . . . ." Please disclose the role that you take, if any, in managing the companies that you have acquired.

Response: The Company acknowledges the Staff's comment and we have added additional disclosure to further describe CVSL's role in managing its companies.

Strengths and Competitive Advantages, page 50

28. We note your disclosure here and elsewhere in the prospectus that you plan to provide a different shopping experience for customers through your innovative use of social media and other technologies. Please describe in greater detail how you plan to use such technologies to provide such an experience for customers.

Response: The Company acknowledges the Staff's comment and we have added additional disclosure to further describe the use of social media and other technologies to provide an experience for customers.

Our Strategy, page 51

29. We note your disclosure here that you plan to grow your portfolio of companies "by the leveraging of operational infrastructure." Please tell us what this means and describe how you will employ this process.

Response: The Company acknowledges the Staff's comment and we have added disclosure to further describe our plans to leverage of operational infrastructures.

Securities
  and Exchange Commission
July 15, 2014
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Geography, page 52

30. We note your statement that you plan to acquire companies in new geographic markets. In addition, we note your disclosure in this section that you have sales operations in over 40 countries and derive approximately 16% of your revenues from sales outside the United States. Please provide additional disclosure regarding the geographic markets in which you currently operate and the markets into which you plan to expand. Please refer to Item 101(h)(4)(i) of Regulation S-K.

Response: The Company acknowledges the Staff's comment and we have added the requested disclosure.

The Consumer Cloud, page 52

31. Please describe your "Consumer Cloud" in greater detail. In doing so, please state clearly whether the Consumer Cloud is a database of clients, a web-based consumer portal, or otherwise.

Response: The Company acknowledges the Staff's comment and we have added additional disclosure to describe the "consumer cloud" in more detail.

Agel Enterprises, page 53

32. We note your statement in your Investor Information Call dated February 18, 2014 that you are "in the process of developing a new proprietary skin care product that [you] think is going to absolutely blow the doors off anything else on the market." Please describe the status of this new product. Please refer to Item 101(h)(4)(iii) of Regulation S-K. Please also disclose in Management's Discussion and Analysis, to the extent material, the costs incurred by you or your material subsidiaries in developing new products.

Response: The Company acknowledges the Staff's comment and we have added disclosure regarding the development of the previously announced skin care product and the status of the product as well as the costs for research and development of the product.

Marketing, Manufacturing and Distribution, page 54

33. We note your disclosure that you purchase raw materials from numerous domestic and international suppliers. To the extent material, please disclose the sources and availability of raw materials that are used to make the products sold by your subsidiaries' independent sales representatives. Please refer to Item 101(h)(4)(v) of Regulation S-K.

Response: The Company acknowledges the Staff's comment and has added additional disclosure.

Securities
   and Exchange Commission
July 15, 2014
Page 10

34. We note your disclosure that you manufacture some of the products that you sell. Additionally we note the statements in your Investor Information Call dated February 18, 2014 regarding your 600,000 square foot, state of the art production facility in Texas. Please revise this section to provide additional detail regarding the extent of your production operations and identify the products that you produce.

Response: The Company acknowledges the Staff's comment and we have added additional disclosure.

Employees, page 58

35. We note your disclosure that your number of employees has fluctuated from five (5) in 2012 to 393 in 2013 and then back to five (5) in 2014. Please tell us what occurred that precipitated this fluctuation in your number of employees. In addition, please disclose whether you are including your subsidiaries' employees in your calculation of the number of your employees. Please refer to Item 101(h)(4)(xii) of Regulation S-K.

Response: The Company acknowledges the Staff's comment. The reference to five employees in 2014 was a typographical error that has been corrected.

Management and Board of Directors, page 61

John P. Rochon . . ., page 61

36. We note your statement that Avon Products Inc. "experienced tremendous growth" after Richmont Capital Partners I and II became its largest shareholder. Please quantify the growth in Avon and disclose the impact that Richmont Capital Partners had on such growth and the basis for your implication that Richmont Capital Partners' investment in Avon was a catalyst of such growth.

Response: The Company acknowledges the Staff's comment and has added the requested additional disclosure.

37. We note your disclosure that Mr. Rochon, your CEO and President, is also General Partner of Richmont Capital Partners I and II, which was at one point the largest shareholder of Avon Products Inc. ("Avon"). We also note disclosure in the prospectus that Avon is one of your competitors. Please disclose whether Richmont Capital Partners I or II continues to hold a significant equity interest in or otherwise has a significant relationship with Avon Products Inc. and, if so, in an appropriate section of this prospectus, disclose the possible conflicts of interest between Mr. Rochon's role as your CEO and President and his role as General Partner of an entity that has a relationship with your major competitor.

Response: The Company acknowledges the Staff's comment and we have added disclosure to clarify that neither John Rochon nor Richmont Capital Partners I or II currently holds an equity interest in Avon.

Securities
   and Exchange Commission
July 15, 2014
Page 11

Executive Compensation, page 65

38. Please provide a narrative to the summary compensation table which describes the material factors necessary to an understanding of the information disclosed in the summary compensation table, including the reason(s) for compensating your NEOs in the manner that they've historically been compensated. Please also disclose whether you expect to compensate your named executive officers differently following the offering. Please Refer to Item 402(o) of Regulation S-K.

Response: The Company acknowledges the Staff's comment and has added additional disclosure.

39. We note that Mr. Mack received $40,000 under the category "All Other Compensation." Please disclose the type of compensation included in this category and why such compensation was provided to Mr. Mack. Please refer to Item 402(o)(7) of Regulation S-K.

Response: The Company acknowledges the Staff's comment and we have added additional disclosure regarding the type of the other compensation awarded to Mr. Mack and the reason he received the additional compensation.

Security Ownership of Management and Other Beneficial Owners, page 67

40. As presented, the information disclosed in the chart on page 68 appears incorrect. For example, if Rochon Capital Partners, Ltd. holds an 80% beneficial ownership interest while holding 765,422,994 shares of common stock, John P. Rochon could not hold a 75.6% beneficial ownership interest while holding 797,922,994 shares of common stock. In addition, the percentage of ownership attributed to Tamala Longaberger appears to be an error. Please revise or advise. We may have further comment upon reviewing your response.

Response: The Company acknowledges the Staff's comment and we have revised the disclosure in the beneficial ownership chart.

Financial Statements, page F-1

41. We note from your disclosure on page one that you intend to affect a reverse stock split prior to the consummation of this offering. In this regard, please tell us your consideration of the guidance outlined in ASC 260-10-55-12 and SAB Topic 4:C.

Response: The Company acknowledges the Staff's comment. We do anticipate affecting a reverse stock split prior to consummation of the offering. The Board of the Company has approved a range of possible stock split ratios. Once the final ratio is determined, we will submit a revised S-1 that incorporates this and will follow the guidance in ASC 260-10-55-12 and SAB Topic 4:C in the amended registration statement.

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    and Exchange Commission
July 15, 2014
Page 12

Consolidated Balance Sheets, page F-3

42. We note other current liabilities are significant to total current liabilities. Please explain to us the nature of the items that make up the balance and the extent you considered separately disclosing them in a footnote to the financial statements.

Response: The Company acknowledges the Staff's comment. We have separately disclosed several components of other current liabilities in the consolidated balance sheet that exceeded 5% of total current liabilities as required by Rule 5-02 of Regulation S-X. We did not have any other current liabilities exceeding the 5% threshold; however, we disclosed our self-insured worker's compensation liability of $1.1 million in footnote (10) Commitments and Contingencies and will expand in future filings that the balance is included in other current liabilities.

Consolidated Income Statements, page F-4

43. When an entity incurs losses, the income statement is generally titled "Statement of Operations." Please revise the title of your statement.

Response: The Company acknowledges the Staff's comment and will have revised the title of the statement. We include in the response to question 45 the revision to the statements of operations that we have included in the revised S-1.

44. Please revise to present the goodwill impairment charge as an operating expense.

Response: The Company acknowledges the Staff's comment and we have revised the Statement of Operations to present the goodwill impairment charge as an operating expense. We include in the response to question 45 the revision to the statements of operations that we have included in the revised S-1.

45. Your presentation of discontinued operations appears to be reflected as a component of continuing operations. In accordance with ASC 205-20-45-3 please present the results of discontinued operations, less applicable income taxes (benefit) as a separate component of income before extraordinary items (if applicable). In doing so please also consider presenting income or loss from continuing operations before taxes and income or loss from continuing operations. We believe this presentation is consistent with and will facilitate an understanding of your presentation of earnings per share and will more closely conform to the financial presentation of other companies.

Response: The Company acknowledges the Staff's comment and we have revised the Statement of Operations to present loss from continuing and discontinued operations separately less applicable income taxes.

The consolidated statements of operations is revised as follows for the years-ended December 31, 2013 and 2012, respectively and is included in the revised Form S-1 and future quarterly and

Securities
    and Exchange Commission
July 15, 2014
Page 13

annual reports filed on Form 10-Q and Form 10-K, respectively. The revised statement of operations is intended to address Staff comment numbers 43, 44 and 45.

CVSL Inc.

Consolidated Statements of Operations

| | Year Ended December 31, | |
	2013	2012
Gross sales	$ 84,850,502	$ 930,073
Program costs and discounts	(20,139,341)	—
Net sales	64,711,161	930,073
Costs of sales	29,027,643	324,923
Gross profit	35,683,518	605,150
Commissions and incentives	16,432,061	—
Impairment of goodwill	—	2,488,708
Selling, general and administrative	27,918,877	2,291,991
Operating loss	(8,667,420)	(4,175,549)
Gain on marketable securities	(499,949)	—
Interest expense, net	1,609,313	42,673
Loss from continuing operations before income tax provision	(9,776,784)	(4,218,222)
Income tax provision	273,000	—
Loss from continuing operations	(10,049,784)	(4,218,222)
Loss from discontinued operations, net of income taxes of $0	—	(184,725)
Net loss	(10,049,784)	(4,402,947)
Net loss attributable to non-controlling interest	(1,518,719)	—
Net loss attributed to common stockholders'	$ (8,531,065)	$ (4,402,947)
Basic and diluted loss per share:		
Weighted average common shares outstanding	489,288,977	451,274,391
Loss from continuing operations*	$ (0.02)	$ (0.01)
Loss from discontinued operations	(0.00)	(0.00)
Net loss attributable to common stockholders'	$ (0.02)	$ (0.01)

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  and Exchange Commission
July 15, 2014
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---

* Excludes loss attributable to non-controlling interest.

Consolidated Statements of Comprehensive Loss, page F-5

46. Please revise to separately present the amount of consolidated comprehensive loss attributable to the noncontrolling interest. Please refer to ASC 810-10-50-1(A)(a).

Response: The Company acknowledges the Staff's comment. The consolidated statements of comprehensive loss is revised as follows for the years ended December 31, 2013 and 2012, respectively and is included in the revised Form S-1 and will be included in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively.

CVSL Inc.

Consolidated Statements of Comprehensive Loss

	Year Ended December 31,	
	2013	2012
Net loss	$ (10,049,784)	$ (4,402,947)
Other comprehensive loss, net of tax:		
Unrealized loss on marketable securities	(636,778)	—
Foreign currency translation adjustment	(142,364)	—
Other comprehensive loss	(779,142)	—
Comprehensive loss	(10,828,926)	(4,402,947)
Comprehensive loss attributable to non-controlling interests	(1,530,292)	—
Comprehensive loss attributable to common stockholders	$ (9,298,634)	$ (4,402,947)

Consolidated Statements of Cash Flows, page F-6

47. Please explain why cash acquired in acquisition in the amount of $2,548,167 is not the same amount reflected as cash and cash equivalents in Note 3 in the table presenting the fair value of assets and liabilities acquired.

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  and Exchange Commission
July 15, 2014
Page 15

Response: The Company acknowledges the Staff's comment. We have revised the Form S-1 Note 3 cash and cash equivalent balance to correct the totaling error in the schedule. Below is the revised table that is included in the Form S-1.

	TLC	AEI	All Other	Total
Assets				
Current assets:				
Cash and cash equivalents	$ 84,062	$ 2,454,236	$ 9,869	$ 2,548,167
Accounts receivable	259,602	70,656	43,458	373,716
Inventory	19,892,740	2,642,320	410,884	22,945,944
Prepaid expenses and other	1,074,420	2,287,575	7,696	3,369,691
Total current assets	21,310,824	7,454,787	471,907	29,237,518
Property, plant and equipment	28,469,390	241,089	51,208	28,761,687
Goodwill	—	1,937,801	2,487,535	4,425,336
Intangibles, net	—	3,764,102	—	3,764,102
Other assets	3,946,570	553,194	44,335	4,544,099
Total assets	$ 53,726,784	$ 13,950,973	$ 3,054,985	$ 70,732,742
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable—trade	$ 6,383,107	$ 1,952,801	$ 202,922	$ 8,538,830
Accounts payable—related party	—	6,091	251,931	258,022
Line of credit payable	9,319,612	—	40,615	9,360,227
Accrued commissions	204,042	4,476,382	—	4,680,424
Deferred revenue	4,132,386	196,504	—	4,328,890
Current portion of long-term debt	354,390	306,965	—	661,355
Other current liabilities	3,758,003	2,401,793	585,426	6,745,222
Total current liabilities	24,151,540	9,340,536	1,080,894	34,572,970
Long-term debt	9,265,766	1,393,035	—	10,658,801
Other long-term liabilities		50,928	14,533	65,461
Total liabilities	33,417,306	10,784,499	1,095,427	45,297,232
Stockholders' equity:				—
Stockholders' equity attributable to CVSL	10,500,000	3,162,063	1,944,875	15,606,938
Stockholders' equity attributable to noncontrolling interest	9,809,478	4,411	14,683	9,828,572
Total stockholders' equity	20,309,478	3,166,474	1,959,558	25,435,510
Total liabilities and stockholders' equity	$ 53,726,784	$ 13,950,973	$ 3,054,985	$ 70,732,742

Securities
    and Exchange Commission
July 15, 2014
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<u>Consolidation, page F-9</u>

48. You disclose that the noncontrolling interest includes the minority shareholder interests in certain international subsidiaries of AEI however we note you disclose in note (1) that you own 100% of AEI. Please explain the noncontrolling interest in-light-of your 100% ownership interest.

Response: The Company acknowledges the Staff's comment and we have expanded our disclosure in the revised Form S-1 to indicate that restrictions in certain countries prohibit 100% ownership of a company by a foreign owner. The following is the modified disclosure that is included in the revised S-1 and will be included in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively.

The Company substantially owns 100% of Agel Enterprises Inc. ("AEI"). Because of foreign ownership regulations in our Argentina, Colombia, Mexico and Panama subsidiaries, AEI is limited to 99% ownership in these subsidiaries. An individual owns an approximately 1% noncontrolling interest in these subsidiaries of AEI. AEI is a direct-selling business based in Pleasant Grove, Utah that sells nutritional supplements and skin care products through a worldwide network of independent sales representatives. AEI's products are sold in over 40 countries.

<u>Goodwill and Other Intangibles, page F-11</u>

49. We note you have combined your disclosure as it relates to impairment tests for goodwill and indefinite-lived intangibles. While a qualitative assessment may be performed for both goodwill and indefinite-lived intangibles, if, based on the qualitative assessment, an entity determines that it is more likely than not that either asset is impaired, goodwill impairment testing consists of one possibly two steps while the impairment test for indefinite-lived intangibles consists of only one step. Accordingly, please differentiate your policy regarding impairment testing for goodwill and indefinite-lived intangibles. Please refer to ASC 350-20-35 and 350-30-35.

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   and Exchange Commission
July 15, 2014
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Response: The Company acknowledges the Staff's comment and we have expanded our disclosure in the revised Form S-1 to differentiate between goodwill and indefinite-lived intangible testing. The following is the modified disclosure that is included in the revised S-1 and will be included in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively.

Goodwill and Other Intangibles

CVSL management performs its goodwill and other indefinite-lived intangible impairment tests annually or when changes in circumstances indicate an impairment event may have occurred by estimating the fair value of each reporting unit compared to its carrying value. Our reporting units represent an operating segment or a reporting level below an operating segment.

Additionally, the reporting units are aggregated based on similar economic characteristics, nature of products and services, nature of production processes, type of customers and distribution methods. We use a discounted cash flow model and a market approach to calculate the fair value of our reporting units. The model includes a number of significant assumptions and estimates regarding future cash flows and these estimates could be materially impacted by adverse changes in market conditions.

Goodwill is measured for impairment by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than the carrying value, a second step is performed to determine the implied fair value of goodwill. If the implied fair value of goodwill is lower than its carrying value, an impairment charge equal to the difference is recorded. After the Share Exchange Agreement in 2012, we determined that the goodwill associated with that acquisition was impaired. As a result, we recorded $2,488,708 in goodwill impairment that represented all goodwill associated with the Share Exchange Agreement. The impairment charge is included in the consolidated statements of operations.

Indefinite-lived assets are measured for impairment by comparing the fair value of the indefinite-lived intangible asset to its carrying value. If the fair value of the indefinite-lived intangible asset is lower than its carrying value, an impairment charge equal to the difference is recorded.

Revenue Recognition and Deferred Revenue, page F-12

50. Please explain and disclose the nature of both program costs and discounts. In your response please also explain your basis for presenting gross sales and deducting program costs and discounts to arrive at net sales.

Response: The Company acknowledges the Staff's comment. Program costs and discounts represent one of the various methods we use to promote our products. We offer benefits such as discounts on starter kits for new consultants, promotional pricing for the host of a home show, monthly specials, discounts etc. We believe showing this line item is a valuable metric to evaluate our Company.

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Presenting Gross sales (retail price) and the Program costs and discounts allows us and our investors to evaluate the realization rate on our various promotional methods. In the revised Form S-1, we have added the disclosure below in footnote (2) Summary of Significant Accounting Policies. This disclosure will also be added to future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively.

Program costs and discounts

Program costs and discounts represent the various methods of promoting our products. We offer benefits such as discounts on starter kits for new consultants, promotional pricing for the host of a home show, which vary depending on the value of the orders placed and general discounts on our products.

51. Please clarify how you have classified your allowance for product and sales returns and tell us your consideration of ASC 605-15-45-1.

Response: The Company acknowledges the Staff's comment and we have expanded our disclosure to indicate that sales returns are a reduction of revenue. Please see expanded disclosure of our Revenue Recognition policy in response to comment 53. We have included this disclosure in the revised Form S-1 and will include in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively.

52. Please disclose your accounting policy for the presentation of taxes collected from customers and remitted to governmental authorities. Refer to ASC 605-45-50-3 and 4.

Response: The Company acknowledges the Staff's comment and we have expanded our disclosure to indicate that we present taxes collected from customers and remitted to government authorities on a net basis. Please see expanded disclosure of our Revenue Recognition policy in response to comment 53. We have included this disclosure in the revised Form S-1 and will include future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively.

53. We note your disclosure that payments received for undelivered products are recorded as deferred revenue and are included in other current liabilities. We also note deferred revenue and other current liabilities are two distinct line-items on your balance sheets.

Please explain and clarify which line item line you record payments received for undelivered products.

Response: The Company acknowledges the Staff's comment and have clarified our disclosure to indicate that deferred revenue is included in current liabilities section of our consolidated balance sheets. Please see the clarification and expanded disclosure of our Revenue Recognition policy below in response to comments 50, 51, 52 and 53. We have included this disclosure in the revised Form S-1

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and will include in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively.

Revenue Recognition and Deferred Revenue

     In the ordinary course of business, we receive payments, primarily via credit card, for the sale of products at the time customers place orders. Sales and related fees such as shipping and handling, net of applicable sales discounts, are recorded as revenue when the product is shipped and when title and the risk of ownership passes to the customer. The Company presents revenues net of any taxes collected from customers which are remitted to governmental authorities. Payments received for undelivered products are recorded as deferred revenue and are included in current liabilities on the Company's consolidated balance sheets. Certain incentives offered on the sale of our products, including sales discounts, described in the paragraph below are classified as program costs and discounts. A provision for product returns and allowances is recorded and is founded on historical experience and is classified as a reduction of net sales. At December 31, 2013 and 2012, our allowance for sales returns totaled $221,396 and $0, respectively.

Commissions and Incentives and Selling, General and Administrative, page F-12

     54. We note you reclassified $8.2 million from program costs and discounts to commissions and incentives and $3.5 million of selling, general and administrative expenses to commissions and incentives for year ended 2013. The amounts reclassified appear to have had a significant impact on net sales and gross profit. Please explain in greater detail the nature of and reason(s) for the reclassifications and explain why they were considered a reclassification and not the correction of an error or change in accounting principle. Please also address the reclassifications to your results for March 31, 2013 disclosed on page F-32. Reference is made to ASC 250.

     Response: The Company acknowledges the Staff's comment. Our initial presentation relating to commissions and incentives were included in both program costs and discounts and in selling, general and administrative expenses in the consolidated statements of operations. Certain personal sales incentives were presented in program costs and discounts as they represent what are referred to as retained commissions in the party plan segment in direct selling industry. Other commissions relating to a consultants downline (override commissions) were recorded and presented in selling, general and administrative expenses. As we acquired other companies in the direct selling industry, we noticed variations of compensation plans and presentation in the statements of operations. As a result, we decided to standardize our presentation of commissions and incentives. We added the commissions and incentives category in our operating expenses section in the consolidated statements of operations and reclassified all amounts relating to this category for the year-ended December 31, 2013. We did not reclassify any amounts for year-ended December 31, 2012, as we did not operate any companies in the direct selling industry during that year. During the first quarter ended March 31, 2014 and 2013, we presented the commission and incentives based on the presentation for the year-

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ended December 31, 2013. We do not believe that the reclassification was a correction of an error or a change in accounting principle as discussed in ASC 250.

55. We note you have succeeded to substantially all of the businesses of several entities and your own operations before the succession of The Longaberger Company ("TLC") appear insignificant relative to the operations acquired. Please explain to us the extent you considered TLC to be a predecessor. If you determine TLC to be a predecessor, please note the following:

• You should present the financial statements of the predecessor for 2012 and the stub period January 1, 2013 to March 17, 2013 prior to its' acquisition as well as the financial statements currently provided of the successor company reflecting the acquisition of TLC on March 18, 2013.
• A heavy vertical black line between the predecessor and successor financial data should be present if the financial data is presented side-by-side.
• Predecessor and successor financial statements and selected financial data should be clearly labeled as such.
• Appropriate modifications should be made to your Management's Discussion and Analysis (MD&A). MD&A is intended to be a discussion of your operating results of your audited historical financial statements as required by Article 8 of Regulation S-X. If you determine TLC is a predecessor, please revise the discussion of your historical operating results based on the separate predecessor and the successor periods' as required by Item 303 of Regulation S-K.
• In addition to a discussion of your historical operating results based on the separate predecessor and the successor we would not object to a supplemental pro forma presentation and analysis for the year in which this transaction took place along with the other acquisitions in 2013 compared to a pro forma presentation for the immediately preceding year giving effect to the transactions. Your pro forma analysis should provide sufficient details explaining to readers how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation such as the potential that pro forma results might not necessarily be indicative of future results. Additionally, unless your pro forma adjustments are limited in nature and easily understood through narrative disclosure, you should include within MD&A a pro forma income statement prepared in accordance with Article 11 of Regulation S-X to facilitate an understanding of the basis of the information being discussed.
• Other sections within the filing should be changed to address the presentation of the predecessor and successor.

Response: The Company acknowledges the Staff's comment. Based on the guidance in ASC 805, we concluded that TLC was not a predecessor company based on the fact that the majority shareholders at CVSL continued to have majority voting interest in the combined entity, the governing body is composed primarily of CVSL's board of directors and senior management of the parent continues to be comprised of CVSL employees.

We included financial statements of the predecessor for the years ended December 31, 2012 and 2011 and pro forma results for the year-ended December 31, 2013 in our amended 8-K/A filed with

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the Commission on May 30, 2013. In footnote (3) in our 10-Q for the period ended March 31, 2013, we provided the opening balance sheet, financial results for 13 days we owned during the quarter-ended March 31, 2013 and the pro forma results for the quarters ended March 31, 2013 and 2012. We believe this complied with the disclosure requirements from Article 8 of Regulation S-X, related to smaller reporting companies.

56. We note in several instances your disclosures refer to "asset purchase" or "the acquisition of substantially all the assets." In regards to your acquisitions of Paperly, My Secret Kitchen (MSK), Agel, Tomboy Tools (TBT) and Your Inspiration At Home (YIAH), please clarify your disclosure and explain whether you accounted for the acquisitions as an asset acquisition or the acquisition of a business. To the extent they were considered the acquisition of an asset, please explain the facts and circumstances that support your accounting treatment. Please also consider clarifying your disclosure related to the acquisition of Uppercase Living on page F-34.

Response: The Company acknowledges the Staff's comment. All acquisitions completed were accounted as an acquisition of a business as we retained the management team in place, consultant base, business processes for purchasing and selling products. The reference to "asset purchase" is to inform the reader of the financial statements the structure of the definitive agreement as an asset acquisition as opposed to a stock acquisition.

57. Regarding the acquisitions of Paperly, MSK, TBT and YIAH, please ensure the following disclosures, as applicable, are provided or explain why such disclosures are not required:

• The percentage of voting interest acquired. Please refer to ASC 805-10-50-2.

Response: The Company acknowledges the Staff's comment. We included the voting interest acquired in each acquisition in footnote (1) Business Overview and Current Plans and footnote (3) Acquisitions, Dispositions and Other Transactions outlines situations when the company did not acquire 100% interest in the subsidiary purchased.

• The acquisition-date fair value of the total consideration transferred. Please refer to ASC 805-30-50-1.

Response: The Company acknowledges the Staff's comment. In the description of each acquisition in footnote (3) Acquisitions, Dispositions and Other Transactions we provided the shares of Common Stock issued as consideration and the fair value on the acquisition date.

• For earn-out and contingent consideration arrangements all of the following: (1) the amount recognized as of the acquisition date; (2) a description of the arrangement and the basis for determining the amount of payment; and, (3) an estimate of the range of outcomes. Please refer to ASC 805-30-50-1(c).

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Response: The Company acknowledges the Staff's comment. In our disclosure for the acquisition of MSK and Paperly we disclosed the nature of earn-out arrangement and the fair value of the earn-outs at acquisition that totaled $14,533 included in long-term liabilities in the Opening balance sheets table. We concluded the estimated range of outcomes were immaterial to include in the disclosure. Additionally, we noted that ASC 805-20-50-1(d) indicates that assets and liabilities arising from contingencies only required the nature of the contingency and the amount recognized at the acquisition date which we have disclosed.

• The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. Please refer to 805-20-50-1.

Response: The Company acknowledges the Staff's comment. In the Opening balance sheets table in footnote (3) Acquisitions, Dispositions and Other Transactions we provided each major class of assets acquired and liabilities assumed.

• A qualitative description of the factors that make up the goodwill recognized. Please refer to 805-30-50-1.

Response: The Company acknowledges the Staff's comment. We recognized goodwill in certain acquisitions as the businesses had management teams in place, established distribution methods, an established consultant base and brand recognition. We have expanded our disclosure referring the qualitative factors mentioned above in our revised S-1. We will also include in future quarterly and annual 10Q and 10K filings, respectively.

• The financial information and pro forma financial information required by ASC 805-10-50-2(h).

Response: The Company acknowledges the Staff's comment. Because we are a smaller reporting company, we evaluated Rule 8-05 of Regulation S-X that indicated, "pro forma information showing the effects of the acquisition shall be furnished if the financial statements of the business acquired or to be acquired are presented." The guidance per Rule 8-04 of Regulation S-X requires that financial statements of the acquired business be presented if the acquisition is deemed significant based on a comparison of the financial statements of the target versus annual financial statements of the acquisition for the most recently completed fiscal year. However, Rule 8-04(d) of Regulation S-X indicates that that comparison for significance may be made by using pro forma financial information if a significant business acquisition occurred after the latest year end and the Company files a report on Form 8-K. We filed an 8-K on May 30, 2013 regarding the acquisition of TLC. As such, we evaluated and concluded that acquisitions subsequent to the business combination with TLC were individually and in aggregate immaterial for providing pro forma information as outlined by Rule 8-05 of Regulation S-X and ASC 805-10-50-2(h).

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To the extent individual acquisitions were determined to be individually immaterial but are material collectively, please explain what consideration you gave to disclosing the information above in the aggregate, to the extent not already provided, and support you conclusion.

     Response: Please see responses above.

     58. With regards to the Agel acquisition please explain the extent you considered providing a qualitative description of the factors that make up the goodwill recognized and the financial information and supplemental pro forma financial information required by ASC 805-10-50-2 (h).

     Response: The Company acknowledges the Staff's comment. We recognized goodwill in the Agel acquisition as the businesses had management teams in place globally, established distribution methods, an established consultant bases and brand recognition. We have expanded our disclosure referring the qualitative factors that make up goodwill in our revised S-1 and we will will include in future quarterly and annual 10-Q and 10-K filings, respectively. We discuss the evaluation for providing financial information and supplemental pro forma financial information in response to comment 57.

     59. With regards to the acquisitions of TBT and YIAH please explain to us how the fair value of consideration transferred equaled the goodwill arising from the acquisition.

     Response: The Company acknowledges the Staff's comment. The fair value of the consideration equaled the goodwill arising from the acquisition as the value of the assets acquired were offset by the liabilities assumed.

     60. With regards to the acquisition of TLC please provide the financial information and pro forma supplemental information required in ASC 805-10-50-2(h) or explain why such disclosures are not required.

     Response: The Company acknowledges the Staff's comment. As discussed in response to comment 55, we included financial statements of the predecessor for the years ended December 31, 2012 and 2011 and pro forma results for the year-ended December 31, 2013 in our amended 8K/A filed with the Commission on May 30, 2013. In footnote (3) in our 10-Q for the period ended March 31, 2013, we provided the opening balance sheet, financial results for 13 days we owned TLC during the quarter-ended March 31, 2013 and the pro forma results for the quarters ended March 31, 2013 and 2012. We believe this complied with the disclosure requirements from Article 8 of Regulation S-X, related to smaller reporting companies.

Possible Issuance of Additional Common Stock under Share Exchange Agreement, page F-16

     61. Please explain how you accounted for Rochon Capital's purchase of the rights to an additional 504,813,514 shares of common stock referencing specific authoritative literature relied upon.

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Response: The Company acknowledges the Staff's comment. During the accounting for reverse acquisition for the quarter-ended September 30, 2012, we referenced to the ASC 805-40 regarding accounting for reverse acquisitions. We assigned fair value of the consideration based on the stock price at close and acquiree common stock outstanding prior to the transaction. We relied on ASC 805-30-25-6 and treated the contingently issuable common stock as part of the original consideration included for the acquisition of CVSL. Equity-classified contingent consideration is measured initially at fair value on the acquisition date and is not remeasured subsequent to initial recognition. Settlement of the equity-classified contingent consideration is accounted for within equity. In other words, the initial value recognized for an equity-classified contingent consideration arrangement on the acquisition date is not adjusted, even if the fair value of the arrangement on the settlement date is different as discussed in ASC 805-30-35-1.

62. We note the amendment to the Share Exchange Agreement . . . "modified the date tied to certain restrictions set forth in Section 7.08, since the Second Tranche Closing Date cannot be determined this time." Please revise to clarify, if true, that at this point in time all that is needed for the issuance of the shares under the Second Tranche is a written notice provided by Rochon Capital. If there are additional conditions that have yet to be satisfied, please disclose each specific condition. In this regard, please tell us your consideration of ASC 260-10-45-12A and 13.

Response: The Company acknowledges the Staff's comment. The disclosure regarding the issuance of the additional shares indicates "Additional Shares to Rochon Capital, as agreed to in the Share Exchange Agreement, as amended, upon our receipt of written notice from Rochon Capital." As such, written notice is the only condition for the release of the additional shares. We evaluated the guidance of ASC 260-10-45-12A and concluded that we should not include the shares as part of the calculation of basic shares because there is uncertainty that the shares will be issued. However, we included expanded disclosure in the revised S-1 and will include in future 10-Q and 10-K filings as outlined below to indicate they are included in the diluted shares calculation. Per the guidance, "contingently issuable shares should be included in the basic EPS only when there is no circumstance under which these shares would not be issued and basic EPS should not be restated for changed circumstances." We believe uncertainty exists regarding the additional shares being issued and should be excluded from the basic EPS calculation. As disclosed in footnote (3), "Rochon Capital and CVSL each determined that it was not in the best interests of CVSL to consummate the Second Tranche Closing and the issuance of the Additional Shares at that time."

(13) Earnings per share attributable to CVSL

In calculating earnings per share, there were no adjustments to net earnings to arrive at earnings for any periods presented. We did not include the outstanding warrants as discussed in footnote (7) or the additional shares available to Rochon Capital as discussed in footnote (3) in the calculation of dilutive shares because we recorded losses from continuing operations.

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Opening balance sheets, page F-18

63. The summary appears to primarily present your recent acquisitions. We note AEI, your wholly-owned subsidiary, is included in the presentation. Please clarify whether the opening balance sheet is intended to be AEI's or whether it was intended to represent recently acquired Agel Enterprises, LLC.

Response: The Company acknowledges the Staff's comment. AEI purchased the assets and assumed certain liabilities of Agel Enterprises, LLC, as such, AEI represents the opening balance of the business we acquired.

(11) Income Taxes, page F-24

64. We note you do not disclose any deferred tax assets or deferred tax liabilities for the year ended December 31, 2012. However, you reflect in your reconciliation of tax expense an adjustment for the "True up of PY Deferred Tax Assets/(Liabilities) of ($378,000)." Please describe the nature of the true up adjustment discerning whether the adjustment was an error or a change in accounting estimate.

Response: The Company acknowledges the Staff's comment. The description should have characterized the adjustment as the establishment of the deferred tax liability as we did not have any deferred tax assets/liabilities in the prior year. The balance would have been fully reserved through the valuation reserve and as such had no net income tax impact. We will modify our future 10-Q and 10-K filings to clarify the adjustment.

(14) Segment Information, page F-26

65. Please provide the entity wide disclosures about products and services and geographic areas or explain why the disclosures are not required. Please refer to ASC 280-10-50-40 and 50-41.

Response: We evaluated the guidance regarding disclosure of products and services and geographic area and concluded we did not have any separately identifiable products as we sell a wide range of products primarily through a direct selling channel. We did indicate that approximately 16% of our revenues were generated in international markets as discussed in footnote (14). We will continue to evaluate and refine our analysis in order to provide readers valuable insight into the Company's product offerings and regions in which we operate.

(16) Subsequent Events, page F-27

66. Please disclose the total consideration for Golden Girls LLC.

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Response: We have not officially closed the Golden Girls LLC acquisition and will not be able to finalize the consideration until that time. We have included in our revised Form S-1 expanded disclosure and we will also include in our future quarterly and annual filings on Form 10-Q and 10-K.

Consolidated Statements of Operations (Unaudited), page F-29

67. Please explain to us your basis for excluding the gain on sale of assets in the amount of $265,927 from your operating loss and include in your response the nature of the assets sold. Gains or losses arising from the disposition of long-lived assets should be reported as a component of operating income (loss) unless it is part of a component of a business qualifying for discontinued operations presentation. Further, amounts should be separately reported when material. In this regard, we note you have included another gain on the sale of assets in the amount of $271,970 as an offset to selling, general and administrative expense per your disclosure on page F-35. Please refer to ASC 360-10-45-5 and SAB Topic 5:B.

Response: The Company acknowledges the Staff's comment. The amount included on the face of the consolidated statement of operations included a small loss on sale of asset which is why the amount included in footnote (2) did not agree. We did not include any gain on sale of assets as an offset to selling, general and administrative expense. The discussion in footnote (2) was our initial presentation before we separately presented the amount on the statement of operations.

The consolidated statements of operations is revised as follows for the quarter-ended March 31, 2014 and is included in the revised Form S-1 and will be included in future quarterly and annual reports filed on Form 10-Q and Form 10-K, respectively.

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	Three Months Ended March 31,	
	2014	2013
Gross sales	$ 26,670,921	$ 4,268,010
Program costs and discounts	(4,975,939)	(1,031,970)
Net sales	21,694,982	3,236,040
Costs of sales	8,016,008	1,396,186
Gross profit	13,678,974	1,839,854
Gain on sale of assets	(265,927)	—
Commissions and incentives	6,973,514	604,404
Selling, general and administrative	9,709,529	2,224,123
Operating loss	(2,738,142)	(988,673)
Loss on marketable securities	493,796	—
Interest expense, net	265,919	236,996
Loss before income taxes	(3,497,857)	(1,225,669)
Income tax provision	279,000	—
Net loss	(3,776,857)	(1,225,669)
Net income (loss) attributable to non-controlling interest	(639,845)	23,445
Net loss attributed to common stockholders	$ (3,137,012)	$ (1,249,114)
Basic and diluted loss per share:		
Weighted average common shares outstanding	488,121,568	487,712,326
Loss per common share attributable to CVSL stockholders	$ (0.01)	$ 0.00

Dispositions

During the quarter ended March 31, 2014, TLC sold an industrial building at ECO Business Park in Frazeysburg, Ohio for gross proceeds of $1,333,857. Gain on sale of the asset was $271,970 that is included in the consolidated statements of operations. The gain was offset by a $6,043 loss on the sales of other assets.

Consolidated Statements of Cash Flows (Unaudited), page F-31

68. We note within your financing activities the cash provided from issuance of stock during the three months ended March 31, 2014. Please tell us to whom the stock was issued, the number of shares issued and the price per share received. In this regard, it is not clear stock was issued as the change of 1,046,279 in the number of shares issued and outstanding between December 31, 2013 and March 31, 2014 based on the consolidated balance sheets is the same as the total number of shares issued in conjunction with your acquisitions of Lega Enterprises, Paperly, and MSK reflected under Item 15.

Response: The Company acknowledges the Staff's comment. As noted in the above comment, we did issue shares to Lega Enterprises, Paperly, and MSK totaling 1,046,279 during the first quarter

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ended March 31, 2014. The pricing of each acquisition was based on the closing share price on the date of close. The pricing at close and the shares issued represent the amount of financing activities in the consolidated statements of cash flows.

Outside Back Cover Page

69. Please provide the dealer prospectus delivery obligation information required by Item 502(b) of Regulation S-K.

Response: The Company acknowledges the Staff's comment. We believe that under Rule 174(b) of the Securities Act the dealer prospectus delivery obligation is not required because we are currently subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended.

Item 17. Undertakings, page II-8

70. Please provide the undertakings set forth in Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Response: We respectfully submit that we are not subject to Rule 415 and therefore we do not believe that the undertakings should be revised.

Item 16. Exhibits, page II-4

71. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. Please see Item 601 of Regulation S-K.

Response: The Company acknowledges the Staff's comment and will file all required exhibits in a timely manner.

72. Please explain why you have omitted the financial statements schedules in Item 16(b) of Form S-1 including the schedule for valuation and qualifying accounts. To the extent such schedules are not required or are considered not material please explain and indicate this fact in your document.

Response: We believe that we are not required to file the schedule for valuation and qualifying account per Rule 12.09 of Regulation S-X as we applied the Smaller Reporting Company rules in Article 8 of Regulation S-X. FRM 1130.2 indicates that supplemental schedules are exempt for Smaller Reporting Companies.

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Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

73. Please address the above comments, as applicable, as they apply to your Form 10-K for the fiscal year ended December 31, 2013 and the subsequent Forms 10-Q and revise your corresponding disclosures accordingly. You must address the above comments and provide us with your proposed response and revised disclosure even if you do not proceed with the offering contemplated by the registration statement.

Response: The Company acknowledges the Staff's comment. Please note that we have addressed each of the comments in amendment no. 1 to the registration statement and this response letter and do not believe that any of the responses result in a material change to the current disclosure.

Risk Factors, page 10

74. We note that in the Form S-1 filed on May 22, 2014, you include a risk factor regarding your history of operating losses and the potential inability to achieve profitability. To the extent such trend persists and continues to be a material risk to your business, please include a risk factor in this regard in future filings.

Response: The Company acknowledges the Staff's comment and agrees to include such a risk factor in future filings if the trend persists and continues to be a material risk to the Company's business.

* * *

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Enclosures
cc: CVSL Inc.